

Mail Stop 7010

January  7, 2008

<u>By U.S. Mail and facsimile</u>

Mr. Jerry Swinford
Chief Executive Officer
Coil Tubing Technology Holdings, Inc.
19511 Wied Rd. Suite E
Spring, Texas  77388

   Re: Coil Tubing Technology Holdings, Inc.
     Amendment No. 2 to Registration Statement on Form SB-2
     File No. 333-144677
     Filed December 12, 2007

Dear Mr. Swinford:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

  1. Tell us whether the spin-off is contingent on obtaining the approval of the shareholders of your parent.  If it is, tell us how your parent intends to comply with Section 14 of the Securities Exchange Act of 1934.

2.   We note your response to our prior comments 3(a), (b) and (c).  Please add to Part I, page 5, of the prospectus the information provided in your response.

3.   We reissue our prior comment 4(c).  With a view towards disclosure in the prospectus, please provide us with a more complete description of the corporate history of your parent, Coil Tubing.  Specifically, please tell us whether, notwithstanding the reporting delinquencies of IPMC, you considered Coil Tubing a reporting public company after the 2005 acquisition and merger.  We note the statement in the Agreement and Release that "alternatives were evaluated and developed to allow [Coil Tubing] to be a separate, distinct reporting public company."

4.   We note your response to our prior comment 4(d).  Please add to the prospectus the identity of the shareholders of IPMC that you provided in your response to us.

5.   We note your response to our prior comment 4(e).  Please add a description of each of the series of preferred stock issued by Coil Tubing.

6.   We note your responses to our prior comments 4(f) and (g), and reissue them in part.  State how the issuances of stock were accounted for.

7.   We reissue our prior comment 5(c).  Please explain in better detail your statements that, "In November 2005, Coil Tubing Technology, Inc., our parent (then named IPMC Holdings Corp. "Coil Tubing"), we and Grifco entered into an Agreement For Exchange of Common Stock (the "Exchange Agreement"), whereby Coil Tubing agreed to exchange 75,000,000 newly issued shares of its common stock for 100% of our outstanding shares. As a result of the Exchange Agreement, we became a wholly owned subsidiary of Coil Tubing." Specifically, tell us how many shares of Coil Tubing were outstanding subsequent to this exchange, who held the 75 million shares, and the identity of Coil Tubing's other major shareholders.

8.   We reissue our prior comment 6.  Please provide us with more information relating to the August 2007 distribution by Grifco to its shareholders of the 75 million shares of Coil Tubing that Grifco holds.  Specifically, tell us:

    a.   The number of shareholders of Grifco and the exemption relied upon to distribute the shares without registration.
    b.   The value of the total assets of Grifco.

Information Required in Prospectus, page 5

9.  We note the parenthetical disclosure that the 75,000,000 newly issued shares of IPMC Holdings Corp common stock represented approximately 89% of Coil Tubing's then outstanding stock.  As such, the first time you mention IPMC Holdings Corp., please clarify that this is the former name of your parent, Coil Tubing Technology, Inc.

10. Please modify your disclosure in the third paragraph on page 5, regarding the 75 million shares that IPMC Holding Corp. issued to Grifco, to explain why you are comparing this to the outstanding shares of Coil Tubing Technology Inc.

11. Expand your disclosure to briefly describe the reasons Grifco entered into the Exchange Agreement and the continuing involvement of Grifco in the ownership of your parent after the exchange with IPMC, ending with the Grifco spin-off of your parent in August 2007.  In the alternative add a cross reference to where you discuss this later in the prospectus.

Risk Factors

General

12. Add a risk factor that fully discusses the risk to you in completing your distribution given the uncertainty as to the identity of your parent's beneficial owners due to the possibility that Grifco may not have distributed the shares of your parent to all of its shareholders.  State, for example, whether you may have to issue more shares than what you have registered on the SB-2, and whether any actions have been filed against you, or to your knowledge, Grifco.

Risks Relating to Our Securities

"We may have potential liability…," page 22

13. We note your response to our prior comment 12.  Please place the risk that you discuss in regard to the possible conflict of interest into a separate risk factor.

Questions and answers concerning the stock distribution

What is the company's connection with Grifco?, page 27

14. We note your response to our prior comment 15.  Expand your disclosure to discuss Grifco's continuing relationship with you as your indirect parent until

the spin-off of your parent in August 2007 and that fact that it owns preferred stock in your parent. Also provide a cross reference to the risk factor discussing Grifco's spin of your parent and possible liability issues arising from the spin.

Security ownership of certain beneficial owners and management

Shareholders of Coil Tubing, page 33

15. We note your response to our prior comment 16 and reissue it in part. State how you arrived at the figure of 335 shareholders for Coil Tubing.

Summary of 2007 Material Corporate Events and Agreements Regarding the Company, page 38

16. We note your response to our prior comment 17. Describe the errors in the original documentation relating to the IPMC and Grifco exchange. Add, if material, a risk factor that discusses any risk to investors due to the incorrect documentation.

17. We have read the disclosure you added in response to points (k), (m) and (n) of prior comment 1, pertaining to the Series A Preferred Stock of Coil Tubing Technology Inc. (Coil Tubing) held by Mr. Swinford; and the convertible Series B Preferred Stock of this entity held by Grifco International Inc. (Grifco). We understand that Grifco may only convert the Series B Preferred Stock to common shares of Coil Tubing after it acquires the Series A Preferred Stock from Mr. Swinford, which it may not do until he no longer desires to hold them. You indicate this may occur at the time of your distribution.

Expand your disclosure to clarify whether there are any scenarios under which Grifco could be entitled to shares of Coil Tubing Technology Holdings Inc., in association with the spin-off, as a result of this arrangement. Also disclose the percentage of your shares that Grifco will own after the spin-off, based on their holdings in Coil Tubing.

Financial Statements – Interim

Note 4 – Stockholders' Equity, page F-7

18. Expand your disclosure under footnote (5) on page 33 as necessary to clarify how Grifco may convert the Series B Preferred Stock of Coil Tubing Technology Inc. into 20 million shares of Grifco, as you suggest, which is contrary to other disclosures that you have about this arrangement, such as appears in footnote (4) on the same page.

19.    We understand from the disclosure that you added in response to point (o) of
       prior comment 1 that you valued the Series A Preferred Stock issued to Mr.
       Swinford at $1,000, based on par value.  The disclosure that you have in the
       first paragraph on page 57 states that there are "…no dividend rights, no
       liquidation preference, no redemption rights and no conversion rights"
       associated with these instruments; although you also state that the terms of
       these shares could be changed with an "affirmative vote" of at least 66 and 2/3
       of the outstanding Series A Preferred Stock.

       Please further expand your disclosures to clarify whether there are presently
       any economic benefits associated with these securities (aside from the voting
       privileges); and to indicate the extent to which Mr. Swinford may, pursuant to
       these terms, decide at any point to secure economic benefits, without limitation,
       by virtue of his holding all Series A Preferred Stock.  Also disclose the reasons
       you recorded the issuance at par, rather than fair value, as would ordinarily be
       required under paragraph 7 of SFAS 123(R).

20.    We note your disclosure in the second paragraph on page 46, indicating that
       you are entitled to a royalty free license to utilize patents held by or developed
       by Mr. Swinford in conjunction with his employment agreement.  We also
       understand that you issued 1 million common shares to Mr. Swinford in July
       2007 as part of this arrangement.

       Please disclose how you have accounted for this issuance of shares.  It should
       be clear how your methodology relates to the guidance in paragraph 9 of SFAS
       142, as well as the examples of intangible assets set forth in paragraph A14(d)
       of SFAS 141.

21.    We note that you have agreed to issue additional shares of common stock to
       Mr. Swinford at the expiration of the Initial Term of his employment
       agreement, and upon the expiration of each additional Extension Year that he is
       employed, equal to 5% of the total shares that are outstanding at these various
       dates.  Expand your disclosure to include your accounting methodology for this
       arrangement, with details sufficient to understand how it compares to that
       required under SFAS 123(R).

Financial Statements – Annual

General

22.    We understand from your response to prior comment 1 that Grifco
       International, Inc. acquired 100% of your outstanding common shares on
       March 20, 2005 for consideration of cash and stock, having a combined value

of $510,000. Tell us the reasons your financial statements show no indication of having applied push-down accounting, as would seem to be required under EITF D-97 and SAB Topic 5:J.

23. Given that your business includes the rental of equipment, tell us why you are reporting rental income as a non-operating item on page F-11.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,


Anne Nguyen Parker
Branch Chief


cc:    David M. Loev, Esq. (by facsimile)
       L. Dang
       K. Hiller
       D. Levy